UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
4 May 2022
Commission File Number 1-15200
Equinor ASA
(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER,

NORWAY
(Address of principal executive offices)
Indicate by check mark whether the registrant files

or will file annual reports under cover of Form 20-F

or Form 40-F:
Form 20-F X

Form 40-F
Indicate by check mark if the registrant is submitting

the Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(1):_____
Indicate by check mark if the registrant is submitting

the Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):_____
This Report on Form 6-K contains a report of

the first quarter 2022 results of Equinor ASA.

Equinor first quarter 2022

Equinor first quarter 2022
Equinor reports adjusted earnings of USD 18.0 billion and USD 5.18 billion after tax in the first quarter of 2022. IFRS net operating income was USD 18.4 billion and the IFRS net income was USD 4.71 billion.
The first quarter of 2022 was characterised by:
●

The invasion of Ukraine impacting already tight energy markets,

increasing commodity prices and volatility.

●

Strong operational performance and increased

production of gas to Europe to support energy security.
●

Very strong adjusted earnings and free cash flow*
of USD 12.7 billion.

●

Announced process for exiting Russia leading to an impairment of USD 1.08 billion.
●

Continued progress on all strategic priorities with continued cost focus and capital discipline.

●

Cash dividend of USD 0.20 per share, continued extraordinary cash dividend of USD 0.20 per share and second tranche of share
buy-back of around USD 1.33 billion.
“The invasion of Ukraine stands as a dark moment for Europe and our thoughts are with all suffering the consequences of the brutal
war. After having been in Russia for three decades, we saw the situation as untenable and acted decisively by stopping new investments into Russia and by starting the process of exiting Equinor’s Russian joint ventures. Exiting Russia will heavily impact our
employees, and it leads to impairments of our assets in the country this quarter“, says Anders Opedal,

president and CEO of Equinor
ASA.
“With an energy crisis in Europe, Equinor’s top priority is securing safe and reliable deliveries. Strong operational performance and
good regularity gave high production in the quarter. We have optimised the gas production to deliver higher volumes, and Hammerfest
LNG is on track for a safe start-up on 17 May. Further, continued capital discipline and cost focus enabled us to deliver very strong financial results and cash flow, strengthening the balance sheet”, says Opedal.
“Equinor is developing as a leading company in the energy transition with forceful industrial progress within oil and gas, renewables,
as well as low-carbon portfolios. On the Norwegian continental shelf the fifth and final platform at the Johan Sverdrup field is installed
and the turbines for the floating wind farm Hywind Tampen are currently being assembled. Equinor has been awarded licences and operatorships for the development of two CO
2

storage sites, an important milestone in the work to make the Norwegian continental shelf a leading province in Europe for CO

storage. In Brazil the production from the first wells for increased recovery at Roncador is
on stream”, says Opedal.
Strong financial results from higher prices
Energy prices increased in the quarter, as Russia’s invasion of Ukraine added to the uncertainty in already tight markets, in particular for European gas. Equinor realised higher prices for liquids and gas and delivered adjusted earnings*

of USD 18.0 billion in the
quarter, up from USD 4.09 billion in the same period in 2021. Adjusted earnings after tax* were USD 5.18 billion, up from USD 1.29 billion in the same period last year.
On 28 February Equinor announced its decision to stop new investments into Russia and to start the process of exiting its Russian joint ventures. We have recognised net impairments of USD 1.08 billion related to assets in Russia this quarter.
The Marketing, Midstream and Processing segment results were impacted by adverse effects of fair value accounting of price risk
management derivatives.

The negative effects were partially offset by strong trading results including a strong result from Danske
Commodities.
IFRS net operating income was USD 18.4 billion in the quarter, up from USD 5.22 billion in the same period in 2021. IFRS net income was USD 4.71 billion in the quarter, compared to USD 1.85 billion in the first quarter of 2021. The net impairment reversal of USD 0.27
billion includes impairment reversals of USD 0.82 billion in the E&P Norway segment and USD 0.53 billion in the E&P USA segments,
mainly due to the short-term commodity prices.
Strong operational performance with good regularity gave high production across all segments.
Strong operational performance and high production, as well as optimised production to deliver more gas to Europe, supported
increased value creation in the quarter.
Equinor delivered a total equity production of 2,106 mboe per day in the first quarter, down from 2,168 mboe per day in the same period in 2021.

Equinor first quarter 2022

E&P Norway increased production by 4%, including an increase of gas to Europe of 10%, supporting a gas share of Equinor’s equity
production of 50%. Production from Martin Linge and increased production from Gina Krog and

Gullfaks partially offset the effects of
expected decline and sale of Bakken in the US.
The Renewable segment delivered equity production of 511 GWh in the quarter, up from 451 GWh for the same period last year, due to the production from the Guanizuil IIA solar plant in Argentina and the offshore wind farms benefitting from higher wind speeds.
In the first quarter Equinor completed 4 exploration wells offshore with no commercial discoveries and 4 wells were ongoing at quarter
end.
Very strong cash flow and continued capital discipline further strengthening the balance sheet
Cash flows provided by operating activities before taxes paid and changes in working capital amounted to USD 20.1 billion for the first
quarter, compared to USD 6.62 billion for the same period in 2021. Organic capital expenditure* was USD 1.80 billion for the quarter.
At the end of the quarter adjusted net debt to capital employed* was negative 22.2%, further down from negative

0.8% in the fourth
quarter of 2021. The one tax instalment of NCS taxes paid in the quarter relates to 2021 results. Including the lease liabilities
according to IFRS 16, the net debt to capital employed*

was negative 10.7%.
Competitive capital distribution
The board of directors has decided a cash dividend of USD 0.20 per share, and to continue the extraordinary cash dividend of USD
0.20 per share for the first quarter of 2022, in line with communication at the Capital markets update in February.
Based on the very strong first quarter results, the strength of the balance sheet, and the outlook, the board has decided to initiate a
second tranche of the share buy-back programme of around USD 1.33 billion. This is in line with communication at the Capital
markets update of executing a share buy-back programme for 2022 of up to USD 5 billion, and subject to authorisation from the
Annual General Meeting on 11 May 2022. The second tranche will commence on 16 May and will end no later than 26 July 2022.
The first tranche of the share buy-back programme for 2022 was completed on 25 March

2022 with a total value of USD 1 billion.
The first quarter 2022 capital distribution is based on a continuation of high commodity prices from second half of 2021 and strong
earnings into first quarter of 2022.
All share buyback amounts include shares to be redeemed by the Norwegian State.
Emissions and serious incidents frequency
Average CO
2
-emissions from Equinor’s operated upstream production, on a

100% basis, were 6.7 kg per boe in the first quarter,
compared to 7.0 kg per boe for the full year of 2021.
The twelve-month average serious incident frequency (SIF) was 0.5, unchanged from the first quarter in

2021.
Quarters Change
(in USD million, unless stated otherwise)
Q1 2022 Q4 2021 Q1 2021 Q1 on Q1
Net operating income/(loss) 18,392 13,578 5,220 >100%
Adjusted earnings [5] 17,991 14,989 4,085 >100%
Net income/(loss) 4,714 3,370 1,854 >100%
Adjusted earnings after tax [5] 5,179 4,397 1,289 >100%
Total equity liquids and gas production (mboe per day) [4] 2,106 2,158 2,168 (3%)
Group average liquids price (USD/bbl) [1] 97.1 75.9 56.4 72%
* This is a non-GAAP figure. Comparison numbers and

reconciliation to IFRS are presented in

the table Calculation of capital employed and
net debt to capital employed ratio as shown under the

Supplementary section in the report.

Equinor first quarter 2022

GROUP REVIEW
First quarter 2022
Total equity liquids and gas production

[4] was 2,106 mboe per day in the first quarter of 2022,

compared to 2,168 mboe per day in
the first quarter of 2021. The decrease was mainly due to the divestment of an unconventional

US onshore asset in the second
quarter of 2021 and expected natural decline. The decrease was partially offset by positive contribution from the new field Martin
Linge and effects from a change in short-term gas strategy for certain fields on the NCS.
Total entitlement liquids and gas production
[3] was 1,958 mboe per day in the first quarter of 2022, compared to 2,014 mboe per
day in the first quarter of 2021. The production was influenced by the factors mentioned above in addition to lower entitlement under
production sharing agreements (PSA) [4] as a result of higher prices.

The net effect of PSA and US royalties was in total 148 mboe per day in the first quarter of 2022 compared to 154 mboe per day in the first quarter of 2021.
Condensed income statement under IFRS Quarters Change
(unaudited, in USD million) Q1 2022 Q4 2021 Q1 2021 Q1 on Q1
Total revenues and other income 36,393 32,608 17,589 >100%
Purchases [net of inventory variation] (13,510) (11,543) (7,166) 89%
Operating and administrative expenses (2,271) (2,504) (2,160) 5%
Depreciation, amortisation and net impairment losses (2,017) (4,777) (2,797) (28%)
Exploration expenses (203) (206) (247) (18%)
Net operating income/(loss) 18,392 13,578 5,220 >100%
Net income/(loss) 4,714 3,370 1,854 >100%
Net operating income
was USD 18,392 million in the first quarter of 2022, compared to USD 5,220 million in the first quarter of 2021.
Revenues increased significantly compared to same quarter last year, driven by higher average prices for both gas and liquids. Net impairment reversals due to changes to short term price assumptions added to the increase in Net operating income, partially offset
by higher purchases.
Adjusted earnings Quarters Change
(in USD million) Q1 2022 Q4 2021 Q1 2021 Q1 on Q1
Adjusted total revenues and other income 36,712 31,836 15,945 >100%
Adjusted purchases [6] (13,781) (11,201) (7,071) 95%
Adjusted operating and administrative expenses (2,450) (2,465) (2,173) 13%
Adjusted depreciation, amortisation and net impairment

losses
(2,333) (2,979) (2,386) (2%)
Adjusted exploration expenses (157) (202) (230) (32%)
Adjusted earnings [5] 17,991 14,989 4,085 >100%
Adjusted earnings after tax [5] 5,179 4,397 1,289 >100%
For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary
disclosures.
Adjusted total revenues and other income
were USD 36,712 million in the first quarter of 2022, compared to USD 15,945 million in
the first quarter of 2021. The increase was mainly due to significantly higher average prices for gas and liquids, partially offset by
lower production rates.

Equinor first quarter 2022

Adjusted purchases

[6] were USD 13,781 million in the first quarter of 2022, compared to USD 7,071 million in the first quarter of
2021. The increase was mainly due to significantly higher average prices for gas and liquids in addition to higher third party
purchases.
Adjusted operating and administrative expenses were USD 2,450 million in the first quarter of 2022, compared to USD 2,173 million in the first quarter of 2021. The increase was mainly due to higher operation and maintenance cost. Higher transportation costs
and selling, general and administrative expenses added to the increase. The increase was partially offset by the NOK/USD exchange
rate development.
Adjusted depreciation, amortisation and net impairment losses were USD 2,333 million in the first quarter of 2022, compared to
USD 2,386 million in the first quarter of 2021. The reduction was due to increased reserves and lower overall production, partially
offset by ramp-up of new field.
Adjusted exploration expenses
were USD 157 million in the first quarter of 2022, compared to USD 230 million in the first quarter of
2021. Adjusted exploration expenses decreased mainly due to lower field development cost and other costs, partially offset by higher
drilling cost. For more information, see the table titled Adjusted exploration expenses in the Supplementary disclosures.
After total adjustments
1

of USD 401 million to net operating income,
Adjusted earnings

[5] were USD 17,991 million in the first
quarter of 2022, an increase of USD 13,906 million from the first quarter of 2021.
Adjusted earnings after tax

[5] were USD 5,179 million in the first quarter of 2022, which reflects an effective tax rate on adjusted earnings of 71.2%, compared to 68.4% in the first quarter of 2021. The change in the effective tax rate was mainly caused by high
share of adjusted earnings from the Norwegian continental shelf and lower effect of uplift deduction.
Balance sheet information:
The sum of equity accounted investments and non-current segment assets was USD 69,910 million at

31 March 2022, compared to USD 75,930 million at 31 March 2021.
Cash flows provided by operating activities were USD 15,771 million in the first quarter of 2022, compared to USD 5,984 million in the first quarter of 2021. The increase was mainly due to higher liquids and gas prices,

partially offset by increased tax payments.
Cash flows used in investing activities
were 4,465 million in the first quarter of 2022, compared to 613 million in the first quarter of
2021. The increase was mainly due to increased financial investments and decreased proceeds from sale of assets, partially offset by
increased cash flow from derivatives.
Cash flows used in financing activities
were 4,142 million in the first quarter of 2022, compared to 3,096 million in the first quarter
of 2021. The increase was mainly due to increased

collateral payments, an increase in repayment of current finance debt, and increased payments related to the share buy-back programme and dividends, partially offset by decreased repayment of finance debt.
Total cash flows
were USD 7,165 million in the first quarter of 2022, compared to USD 2,274 million in the first quarter of 2021.
Free cash flow

[5] in the first quarter of 2022 was USD 12,689 million compared to USD 5,170 million in the first quarter of 2021. The
increase was mainly driven by higher operating cash flow mainly due to higher liquids and gas prices,

partially offset by increased tax
payments, decreased proceeds related to sale of assets and increased payments related to the share buy-back programme and
dividends.
OUTLOOK

●
Organic capital expenditures

[5] are estimated at an annual average of around USD 10 billion for 2022-2023 and at an annual average of around USD 12 billion for 2024-2025
2
.
●
Production

for 2022 is estimated to be around 2% above 2021 level [7].
●
Equinor’s ambition is to keep the unit of production cost

in the top quartile of its peer group.
●
Scheduled maintenance activity

is estimated to reduce equity production by around 45 mboe per day for the full year of 2022.
These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and
uncertainties because they relate to events and depend on circumstances that will occur in the future. Deferral of production to create
future value, gas off-take, timing of new capacity coming on stream, operational regularity, the ongoing impact of Covid-19, Russia’s invasion of Ukraine and our subsequent decision to stop new investments into Russia and to start the process of exiting Russia
1
For items impacting net operating income, see Reconciliation of net operating income/(loss) to adjusted

earnings,

and Use and reconciliation
of non-GAAP financial measures in the Supplementary

disclosures.
2

USD/NOK exchange rate assumption of 9.

Equinor first quarter 2022

represent the most significant risks related to the foregoing production guidance. Our future financial performance, including

cash flow
and liquidity, will be affected by the extent and duration of the current market conditions, the development in realised prices, including price differentials and other factors discussed elsewhere in the report. For further information, see section Forward-looking statements.

Equinor first quarter 2022

EXPLORATION

& PRODUCTION NORWAY
First quarter 2022 review
Average daily production of liquids and gas

increased by 4% to 1,436 mboe per day in the first quarter of 2022, compared to 1,384
mboe per day in the first quarter of 2021. The increase was mainly due to positive contribution from the new field Martin Linge in
addition to effects from a change in short-term strategy from gas injection to gas export for Gina

Krog and Gullfaks, partially offset by
expected natural decline.
Income statement under IFRS Quarters Change
(in USD million) Q1 2022 Q4 2021 Q1 2021 Q1 on Q1
Total revenues and other income 18,424 17,669 5,783 >100%
Operating and administrative expenses (838) (1,020) (794) 6%
Depreciation, amortisation and net impairment losses (546) (1,722) (1,570) (65%)
Exploration expenses (106) (69) (70) 52%
Net operating income/(loss) 16,934 14,858 3,350 >100%
Net operating income

was USD 16,934 million in the first quarter of 2022 compared to USD 3,350 million in the first quarter of 2021.
The increase was mainly due to higher gas transfer price and liquids price.
In the first quarter of 2022, net operating income was positively impacted by net reversal of impairments of USD 817 million and
unrealised gain on derivatives of USD 154 million, partially offset by underlifted volumes of USD 295 million. In the first quarter of
2021, net operating income was negatively impacted by impairments of USD 276 million, partially offset by net overlifted volumes of
USD 65 million.
Adjusted operating and administrative expenses increased mainly due to higher transportation costs and ramp-up of new fields.
Increased maintenance costs in addition to higher environmental taxes and electricity prices added to the increase, partially offset by
the NOK/USD exchange rate development. Adjusted depreciation, amortisation and net impairment losses increased mainly due to
ramp-up of new fields, higher field specific production and higher depreciation basis due to reversal of impairment. Increased proved
reserves on several fields and the NOK/USD exchange rate development partially offset the increase. Adjusted exploration expenses
increased mainly due to higher drilling costs and lower portion of exploration expenditure being capitalised this quarter, partially offset
by lower field development costs.
After total adjustments of USD 676 million to net operating income, Adjusted earnings [5] were USD 16,258 million in the first quarter of 2022, compared to USD 3,563 million in the first quarter of 2021.
Adjusted earnings Quarters Change
(in USD million) Q1 2022 Q4 2021 Q1 2021 Q1 on Q1
Adjusted total revenues and other income 18,633 17,589 5,640 >100%
Adjusted operating and administrative expenses (906) (985) (714) 27%

Equinor first quarter 2022

Adjusted depreciation, amortisation and net impairment

losses
(1,367) (1,722) (1,293) 6%
Adjusted exploration expenses (101) (69) (70) 46%
Adjusted earnings/(loss) [5] 16,258 14,813 3,563 >100%
For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary
disclosures.
Balance sheet information:
The sum of equity accounted investments and non-current segment assets was USD 35,200 million at

31 March 2022, compared to USD 35,879 million at 31 March 2021.

Equinor first quarter 2022

EXPLORATION

& PRODUCTION INTERNATIONAL
First quarter 2022 review
Average daily equity production of liquids and gas

was 341 mboe per day in the first quarter of 2022 compared to 360 mboe per day in the first quarter of 2021. The decrease was primarily due to natural decline in mature fields.

Equity production from Russia in
the first quarter of 2022 increased slightly compared to the first quarter of 2021 but reduced following Equinor’s decision to start the
process of exiting Russia.
Average daily entitlement production of liquids and gas

was 239 mboe per day in the first quarter of 2022 compared to 267 mboe per day in the first quarter of 2021. The decrease was mainly due to lower equity production and higher effects from production
sharing agreements (PSA) as a result of higher prices. The net effects from PSA were 102 mboe per day in the first quarter of 2022
compared to 93 mboe per day in the first quarter of 2021.
Income statement under IFRS Quarters Change
(in USD million) Q1 2022 Q4 2021 Q1 2021 Q1 on Q1
Total revenues and other income 1,452 1,750 1,049 38%
Purchases [net of inventory variation] 27 (37) (29) >(100%)
Operating and administrative expenses (399) (410) (252) 58%
Depreciation, amortisation and net impairment losses (1,365) (2,262) (400) >100%
Exploration expenses (81) (102) (107) (24%)
Net operating income/(loss) (366) (1,060) 261 N/A
Net operating income
was negative USD 366 million in the first quarter of 2022 compared to positive USD 261 million in the first
quarter of 2021. The decrease was mainly due to impairments, change in fair value of derivatives and lower entitlement production,
partially offset by increased liquids and gas prices in the first quarter of 2022.
In the first quarter of 2022, net operating income was negatively impacted by impairments of USD

1,080 million and a change in fair
value of derivative of USD 314 million. In the first quarter of 2021, net operating income was negatively impacted by net underlifted
volumes of USD 66 million and impairments of USD 55 million.
Adjusted operating and administrative expenses increased mainly due to increased royalties and production fees primarily driven by
higher prices, and higher operations and maintenance expenses. Adjusted depreciation, amortisation and net impairment losses decreased mainly due to lower entitlement production from several fields, lower investment basis caused by impairment in a previous
period and portfolio change, partially offset by an increase in asset retirement obligation (ARO) estimates and change in reserve estimates. Adjusted exploration expenses decreased mainly due to lower drilling cost, field development cost and other costs, partially
offset by higher exploration expenditure capitalised in previous years being expensed in the first quarter of 2022.
After total adjustments of USD 1,447 million to net operating income, Adjusted earnings

[5] were positive USD 1,081 million in the
first quarter of 2022, up from positive USD 382 million in the first quarter of 2021.

Equinor first quarter 2022

Adjusted earnings Quarters Change
(in USD million) Q1 2022 Q4 2021 Q1 2021 Q1 on Q1
Adjusted total revenues and other income 1,851 1,700 1,198 55%
Adjusted purchases 27 (37) (29) >(100%)
Adjusted operating and administrative expenses (432) (388) (335) 29%
Adjusted depreciation, amortisation and net impairment

losses
(326) (484) (349) (7%)
Adjusted exploration expenses (40) (102) (103) (61%)
Adjusted earnings/(loss) [5] 1,081 688 382 >100%
For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary
disclosures.
Balance sheet information:
The sum of equity accounted investments and non-current segment assets was USD 15,444 million at

31 March 2022, compared to USD 18,707 million at 31 March 2021.

Equinor first quarter 2022

EXPLORATION

& PRODUCTION USA
First quarter 2022 review
Average daily equity production of liquids and gas

was 329 mboe per day in the first quarter of 2022 compared to 423 mboe per day in the first quarter of 2021. The decrease was mainly due to a divestment of an unconventional US onshore asset in the second
quarter of 2021 as well as natural decline.
Average daily entitlement production of liquids and gas decreased to 284 mboe per day in the first quarter of 2022 compared to
362 mboe per day in the first quarter of 2021. The production was influenced by the factors mentioned above in addition to lower
entitlements due to US royalties which has been impacted by a divestment of an unconventional US onshore asset in the second
quarter of 2021. The net effect of US royalties was in total 45 mboe per day in the first quarter of

2022 compared to 61 mboe per day
in the first quarter of 2021.
Income statement under IFRS Quarters Change
(in USD million) Q1 2022 Q4 2021 Q1 2021 Q1 on Q1
Total revenues and other income 1,269 1,302 993 28%
Operating and administrative expenses (220) (232) (335) (34%)
Depreciation, amortisation and net impairment losses 212 (486) (436) N/A
Exploration expenses (16) (34) (70) (77%)
Net operating income/(loss) 1,245 550 152 >100%
Net operating income
was USD 1,245 million in the first quarter of 2022 compared to USD

152 million in the first quarter of 2021.
The increase was mainly due to higher commodity prices and reversal of impairments.

In the first quarter of 2022, net operating income was positively impacted by net impairment reversal of USD 532 million relating to
assets in the Gulf of Mexico, mainly driven by higher short-term price assumptions. In the first quarter of 2021, net operating income
was negatively impacted by net impairments of USD 40 million, relating to the unconventional US onshore assets.
Adjusted operating and administrative expenses decreased mainly due to the divestment of an unconventional US onshore asset in
the second quarter of 2021. Adjusted depreciation, amortisation and net impairment losses decreased mainly due to lower production
in the US offshore and unconventional assets as well as increased proved reserves estimates. Adjusted exploration expenses decreased mainly due to a higher portion of exploration expenditure being capitalised and a lower portion of exploration expenditure
capitalised in earlier years being expensed this quarter.
After total adjustments of USD 532 million to net operating income, Adjusted earnings

[5] were USD 713 million in the first quarter of
2022, up from USD 192 million in the first quarter of 2021.

Equinor first quarter 2022

Adjusted earnings Quarters Change
(in USD million) Q1 2022 Q4 2021 Q1 2021 Q1 on Q1
Adjusted total revenues and other income 1,269 1,302 993 28%
Adjusted operating and administrative expenses (221) (228) (335) (34%)
Adjusted depreciation, amortisation and net impairment

losses
(320) (456) (408) (21%)
Adjusted exploration expenses (15) (30) (58) (73%)
Adjusted earnings/(loss) [5] 713 587 192 >100%
For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary
disclosures.
Balance sheet information:
The sum of equity accounted investments and non-current segment assets was USD 11,591 million at

31 March 2022, compared to USD 12,164 million at 31 March 2021.

Equinor first quarter 2022

MARKETING, MIDSTREAM & PROCESSING
First quarter 2022 review
Natural gas sales volumes
amounted to 16.5 billion standard cubic meters (bcm) in the first quarter of 2022,

up 0.9 bcm compared
to the first quarter of 2021. Of the total gas sales in the first quarter of 2022, entitlement gas was 14.1 bcm, up 0.5 bcm from the first
quarter of 2021. The increase was mainly due to higher E&P Norway volumes.
Liquids sales volumes

amounted to 185.5 million barrels (mmbl) in the first quarter of 2022, down 11.8 mmbl compared to the first
quarter of 2021 mainly due to decreased purchase from third party, partially offset by increased volumes from E&P Norway equity production.
Average invoiced European natural gas sales price was 345% higher compared to the first quarter of 2021 due to low gas stocks in Europe, high demand and tight supply. Average invoiced North American piped gas sales price increased by 70% in the same
period mainly due to increased market price driven by colder weather that impacted both supply and demand.
Income statement under IFRS Quarters Change
(in USD million) Q1 2022 Q4 2021 Q1 2021 Q1 on Q1
Total revenues and other income 35,909 31,811 15,789 >100%
Purchases [net of inventory variation] [6]

(34,289) (30,959) (14,176) >100%
Operating and administrative expenses (1,059) (1,106) (1,069) (1%)
Depreciation, amortisation and net impairment losses (78) (74) (152) (48%)
Net operating income/(loss) 483 (327) 392 23%
Net operating income

was USD 483 million in the first quarter of 2022 compared to USD 392 million in the first quarter of 2021. The
increase was mainly due to strong results from Danske Commodities and from US gas trading, partially offset by weak results from
LNG trading.
In the first quarter of 2022, net operating income was positively impacted by inventory hedging effects of USD 247 million

and
operational storage of USD 181 million due to increase

in market prices, partially offset by unrealised derivatives loss of USD 45 million. In the first quarter of 2021, net operating income was positively impacted by inventory hedging effects of USD 287 million and
operational storage of USD 105 million, partially offset by impairment losses of USD 57 million related to infastructure assets.
Adjusted purchases [6] increased mainly due to higher prices for both gas and liquids in addition to higher gas volumes. Adjusted
operating and administrative expenses were higher in the first quarter of 2022 compared to the first quarter of 2021, mainly due to
higher operating plant and selling, general and administration cost. Adjusted depreciation, amortisation and net impairment losses
were lower in the first quarter of 2022, mainly

due to the sale of a refinery asset and a lower depreciation basis for some assets.
After total adjustments of USD 461 million to net operating income, Adjusted earnings [5] were USD 22 million in the first quarter of
2022, compared to USD 61 million in the first quarter of 2021.

Equinor first quarter 2022

Adjusted earnings Quarters Change
(in USD million) Q1 2022 Q4 2021 Q1 2021 Q1 on Q1
Adjusted total revenues and other income 35,708 31,171 15,518 >100%
Adjusted purchases [6] (34,470) (30,956) (14,281) >100%
Adjusted operating and administrative expenses (1,137) (1,139) (1,081) 5%
Adjusted depreciation, amortisation and net impairment

losses
(78) (82) (95) (17%)
Adjusted earnings [5] 22 (1,007) 61 (65%)
For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary
disclosures.
Balance sheet information:
The sum of equity accounted investments and non-current segment assets was USD 2,967 million at

31 March 2022, compared to USD 4,143 million at 31 March 2021.

Equinor first quarter 2022

RENEWABLES
First quarter 2022 review
Power generation
3
was 511 GWh in the first quarter of 2022, compared to 451 GWh in the first quarter of 2021. The increase was mainly due to start-up of production from the Guanizuil IIA solar plant in Argentina and offshore wind farms benefitting from higher wind speeds.
Income statement under IFRS Quarters Change
(in USD million) Q1 2022 Q4 2021 Q1 2021 Q1 on Q1
Total revenues and other income 119 21 1,381 (91%)
Operating and administrative expenses (41) (58) (40) 2%
Depreciation, amortisation and net impairment losses (1) (1) (0) >100%
Net operating income/(loss) 77 (38) 1,341 (94%)
Net operating income

was USD 77 million in the first quarter of 2022 compared to USD 1,341 million in the first quarter of 2021. The
decrease was driven by lower gain on divestments in the first quarter of 2022 compared to the first quarter of 2021. The decrease was
partially offset by higher results from equity accounted investments driven by higher power prices for assets in operation,

and reduced
project development costs after the Empire Wind asset started capitalising expenditures in the first quarter of 2021.
In the first quarter of 2022, net operating income was impacted by a gain of USD 87 million related to the divestment of a 10% stake in
the Dogger Bank C wind farm project. In the first quarter of 2021, net operating income was impacted by gains of USD 1.4 billion
related to the divestments of a 10% stake in the Dogger Bank A and B wind farm projects and of a 50% stake in the Empire Wind and
Beacon Wind assets.
Adjusted operating and administrative expenses remain at the same level compared to the first quarter of 2021. Increased business
development costs driven by higher activity level in the US, the UK and in Asia were offset by lower costs due to changed ownership
and consolidation method for the Empire Wind and Beacon Wind assets.
After total adjustments of USD 87 million to net operating income, Adjusted earnings

[5] were negative USD 10 million in the first
quarter of 2022 compared to negative USD 38 million in the first quarter of 2021.
Adjusted earnings Quarters Change
(in USD million) Q1 2022 Q4 2021 Q1 2021 Q1 on Q1
Adjusted total revenues and other income 32 21 2 >100%
Adjusted operating and administrative expenses (41) (58) (40) 2%
Adjusted depreciation, amortisation and net impairment

losses
(1) (1) (0) >100%
Adjusted earnings [5] (10) (38) (38) 74%
3

Equinor share.

Equinor first quarter 2022

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary
disclosures.
Balance sheet information:
The sum of equity accounted investments and non-current segment assets was USD 1,249 million at
31 March 2022, compared to USD 1,116 million at 31 March 2021.

Equinor first quarter 2022

CONDENSED INTERIM FINANCIAL STATEMENTS
First quarter 2022
CONSOLIDATED STATEMENT

OF INCOME
Quarters Full year
(unaudited, in USD million) Note
Q1 2022 Q4 2021 Q1 2021 2021*
Revenues 36,050 32,125 16,129 88,744
Net income/(loss) from equity accounted investments 99 138 30 259
Other income 3 244 345 1,431 1,921
Total revenues and other income 2 36,393 32,608 17,589 90,924
Purchases [net of inventory variation] (13,510) (11,543) (7,166) (35,160)
Operating expenses (1,989) (2,281) (1,941) (8,598)
Selling, general and administrative expenses (282) (222) (218) (780)
Depreciation, amortisation and net impairment losses 6 (2,017) (4,777) (2,797) (11,719)
Exploration expenses (203) (206) (247) (1,004)
Total operating expenses 2 (18,001) (19,030) (12,369) (57,261)
Net operating income/(loss) 2 18,392 13,578 5,220 33,663
Interest expenses and other financial expenses (266) (299) (312) (1,223)
Other financial items (903) (143) (396) (857)
Net financial items 4 (1,169) (443) (707) (2,080)
Income/(loss) before tax 17,223 13,135 4,513 31,583
Income tax 5 (12,509) (9,765) (2,659) (23,007)
Net income/(loss) 4,714 3,370 1,854 8,576

Equinor first quarter 2022

Attributable to equity holders of the company 4,710 3,368 1,851 8,563
Attributable to non-controlling interests 4 2 3 14
Basic earnings per share (in USD) 1.46 1.04 0.57 2.64
Diluted earnings per share (in USD) 1.46 1.04 0.57 2.63
Weighted average number of ordinary shares outstanding

(in millions)
3,228 3,238 3,248 3,245
Weighted average number of ordinary shares outstanding

diluted (in millions)
3,237 3,249 3,256 3,254
* Audited

Equinor first quarter 2022

CONSOLIDATED STATEMENT

OF COMPREHENSIVE INCOME
Quarters Full year
(unaudited, in USD million)
Q1 2022 Q4 2021 Q1 2021 2021*
Net income/(loss) 4,714 3,370 1,854 8,576
Actuarial gains/(losses) on defined benefit pension

plans
(419) (114) 117 147
Income tax effect on income and expenses recognised

in OCI
1)
93 26 (25) (35)
Items that will not be reclassified to the Consolidated

statement of income
(326) (88) 91 111
Foreign currency translation effects 173 (374) (46) (1,052)
Items that may be subsequently reclassified to

the Consolidated statement of income
173 (374) (46) (1,052)
Other comprehensive income/(loss) (153) (462) 45 (940)
Total comprehensive income/(loss) 4,561 2,908 1,899 7,636
Attributable to the equity holders of the company 4,557 2,906 1,896 7,622
Attributable to non-controlling interests 4 2 3 14
* Audited
1) Other comprehensive income (OCI).

Equinor first quarter 2022

CONSOLIDATED BALANCE SHEET
At 31 March At 31 December At 31 March
(unaudited, in USD million) Note 2022 2021* 2021
ASSETS
Property, plant and equipment 6 62,475 62,075 65,405
Intangible assets 6 5,725 6,452 8,151
Equity accounted investments 1,710 2,686 2,374
Deferred tax assets 7,097 6,259 4,880
Pension assets 1,218 1,449 1,437
Derivative financial instruments 728 1,265 1,573
Financial investments 3,300 3,346 3,922
Prepayments and financial receivables 7 1,089 1,087 774

Total non-current assets 83,342 84,618 88,516

Inventories 3,504 3,395 2,917
Trade and other receivables 19,938 17,927 8,692
Derivative financial instruments 6,776 5,131 1,096
Financial investments 23,689 21,246 10,922
Cash and cash equivalents 20,882 14,126 8,992

Total current assets 74,790 61,826 32,619

Assets classified as held for sale 3 788 676 1,100

Total assets 158,919 147,120 122,235

EQUITY AND LIABILITIES
Shareholders' equity 43,233 39,010 35,764
Non-controlling interests 19 14 18

Total equity 43,251 39,024 35,782

Finance debt 4 24,984 27,404 27,991

Equinor first quarter 2022

Lease liabilities 2,509 2,449 3,006
Deferred tax liabilities 14,421 14,037 11,440
Pension liabilities 4,586 4,403 4,363
Provisions and other liabilities 7 18,414 19,899 20,061
Derivative financial instruments 1,093 767 550

Total non-current liabilities 66,007 68,959 67,411

Trade, other payables and provisions 14,372 14,310 10,592
Current tax payable 5 21,955 13,119 3,249
Finance debt 4 5,481 5,273 2,784
Lease liabilities 1,168 1,113 1,131
Dividends payable 0 582 0
Derivative financial instruments 6,236 4,609 1,014

Total current liabilities 49,212 39,005 18,770

Liabilities directly associated with the assets classified

as held for sale

3 450 132 271

Total liabilities 115,668 108,096 86,453

Total equity and liabilities 158,919 147,120 122,235
* Audited

Equinor first quarter 2022

CONSOLIDATED STATEMENT

OF CHANGES IN EQUITY
(unaudited, in USD million)
Share
capital
Additional
paid-in
capital
Retained
earnings
Foreign
currency
translation
reserve
Share-
holders'
equity
Non-
controlling
interests Total equity
At 1 January 2021* 1,164 6,852 30,050 (4,194) 33,873 19 33,892
Net income/(loss) 1,851 1,851 3 1,854
Other comprehensive income/(loss) 91 (46) 45 45
Total comprehensive income/(loss) 1,899
Dividends (0) (0) (0)
Share buy-back 0 0 0 0
Other equity transactions (4) 0 (4) (4) (8)
At 31 March 2021

1,164 6,848 31,992 (4,240) 35,764 18 35,782
At 1 January 2022* 1,164 6,408 36,683 (5,245) 39,010 14 39,024
Net income/(loss) 4,710 4,710 4 4,714
Other comprehensive income/(loss) (326) 173 (153) (153)
Total comprehensive income/(loss) 4,561
Dividends 0 0 0
Share buy-back
1)
0 (330) (330) (330)
Other equity transactions (4) 0 (3) 0 (3)
At 31 March 2022 1,164 6,074 41,068 (5,073) 43,233 19 43,251
* Audited
 1)
For more information see note 8 Capital distribution.

Equinor first quarter 2022

CONSOLIDATED STATEMENT

OF CASH FLOWS
Quarters Full year
(unaudited, in USD million) Note
Q1 2022 Q4 2021 Q1 2021 2021*
Income/(loss) before tax 17,223 13,135 4,513 31,583
Depreciation, amortisation and net impairment losses 6 2,017 4,777 2,797 11,719
Exploration expenditures written off 73 2 64 171
(Gains)/losses on foreign currency transactions and

balances
4 284 68 (70) (47)
(Gains)/losses on sale of assets and businesses 3 (89) (156) (1,383) (1,519)
(Increase)/decrease in other items related to operating

activities
1)
(300) 684 222 106
(Increase)/decrease in net derivative financial instruments 953 (315) 577 539
Interest received 11 5 39 96
Interest paid (118) (212) (141) (698)
Cash flows provided by operating activities before

taxes paid and working capital
items 20,055 17,988 6,617 41,950
Taxes paid (4,307) (6,658) (84) (8,588)
(Increase)/decrease in working capital 23 (3,180) (549) (4,546)
Cash flows provided by operating activities

15,771 8,151 5,984 28,816
Cash used in business combinations
2)
0 0 0 (111)
Capital expenditures and investments
3)
(2,182) (2,225) (2,151) (8,040)
(Increase)/decrease in financial investments (2,850) (6,387) 699 (9,951)
(Increase)/decrease in derivative financial instruments 424 151 (305) (1)
(Increase)/decrease in other interest-bearing items 4 189 (3) 28
Proceeds from sale of assets and businesses 3 140 72 1,146 1,864
Cash flows used in investing activities (4,465) (8,200) (613) (16,211)
Repayment of finance debt 0 (1,250) (1,424) (2,675)
Repayment of lease liabilities (317) (319) (302) (1,238)

Equinor first quarter 2022

Dividends paid (582) (565) (355) (1,797)
Share buy-back (439) (222) 0 (321)
Net current finance debt and other financing activities (2,804) 2,713 (1,015) 1,195
Cash flows provided by/(used in) financing activities (4,142) 357 (3,096) (4,836)
Net increase/(decrease) in cash and cash equivalents 7,165 307 2,274 7,768
Effect of exchange rate changes on cash and cash equivalents (270) (106) (174) (538)
Cash and cash equivalents at the beginning

of the period (net of overdraft)
13,987 13,785 6,757 6,757
Cash and cash equivalents at the end of the

period (net of overdraft)
4)
20,882 13,987 8,857 13,987
* Audited
 1)
The line Increase (decrease) in other items related

to operating activities included payment of

USD 189 million which represent the
accretion related to the payment of the acquisition and

disposal of the interests in the Bacalhau field

as described below.

 2)
Net after cash and cash equivalents acquired.
 3)
The line Capital expenditures and investments for

the first quarter 2022 includes USD 336 million which

represents the net of an USD
769 million payment of a contingent consideration

related to the acquisition of interests in the

Bacalhau field in 2016 and 2017, and a
corresponding receipt of USD 433 million for the

simultaneous payment of contingent consideration related

to disposal of parts of the
acquired interests in 2018.
 4)
At 31 March 2022 and 31 March 2021 cash

and cash equivalents net overdraft were zero.

At 31 December 2021 cash and cash

equivalents included a net overdraft of USD 140

million.

Equinor first quarter 2022

Notes to the Condensed interim financial statements
1 Organisation and basis of preparation
Organisation and principal activities
Equinor ASA was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50,
N-4035 Stavanger, Norway.
The Equinor group’s (Equinor’s) business consists principally of the exploration, production, transportation, refining and marketing of
petroleum and petroleum-derived products, and other forms of energy. Equinor ASA is listed on the Oslo Børs (Norway) and the New
York Stock Exchange (USA).
Equinor Energy AS, a 100% owned operating subsidiary of Equinor ASA and owner of all of Equinor's oil and gas activities and net
assets on the Norwegian continental shelf, is co-obligor or guarantor of certain debt obligations of Equinor ASA.
Equinor's condensed interim financial statements for the first quarter of 2022 were authorised for issue by the board of directors on 3
May 2022.
Basis of preparation
These condensed interim financial statements are prepared in accordance with International Accounting

Standard 34 Interim Financial
Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European

Union (EU). The
condensed interim financial statements do not include all the information and disclosures required by International Financial Reporting
Standards (IFRS) for a complete set of financial statements, and these condensed interim financial statements should be read in
conjunction with the Consolidated annual financial statements for 2021. IFRS as adopted by the EU differs

in certain respects from
IFRS as issued by the IASB, but the differences do not impact Equinor's financial statements for the periods presented.

A description
of the significant accounting policies applied in preparing these condensed interim financial statements is included in Equinor's
Consolidated annual financial statements for 2021.
There have been no changes to the significant accounting policies during 2022 compared to the Consolidated annual financial
statements for 2021. When determining fair value, there have been no changes to the valuation techniques or models and Equinor
applies the same sources of input and the same criteria for categorisation in the fair value hierarchy as disclosed in the Consolidated
annual financial statements for 2021.
Certain amounts in the comparable periods in the note disclosures have been reclassified to conform to current period presentation.
The subtotals and totals in some of the tables may not equal the sum of the amounts shown due to rounding.
The Condensed interim financial statements are unaudited.
Use of estimates
The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions
that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated
assumptions are reviewed on an on-going basis and are based on historical experience and various other factors that are believed to
be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets
and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.
2 Segments
Equinor’s operations are managed through operating segments (business areas). The reportable segments Exploration & Production
Norway (E&P Norway), Exploration & Production International (E&P International), Exploration &

Production USA (E&P USA)
Marketing, Midstream & Processing (MMP) and Renewables (REN) correspond to the operating segments. The operating segments
Projects, Drilling & Procurement (PDP), Technology,

Digital & Innovation (TDI) and Corporate staff and functions are aggregated into the reportable segment Other based on materiality. The majority of the costs in PDP and TDI are allocated to the three Exploration &
Production segments, MMP and REN.
Inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products,

are eliminated in the Eliminations
column below. Inter-segment revenues are based upon estimated market prices.

The reported measure of segment profit is net operating income/(loss) .

Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments.

Equinor first quarter 2022

The measurement basis for segments is IFRS as applied by the group with the exception of IFRS

16 Leases and the line item
Additions to PP&E, intangibles and equity accounted investments. All IFRS 16 leases are presented within the Other segment. The
lease costs for the period are allocated to the different segments based on underlying lease payments,

with a corresponding credit in
the Other segment. Lease costs allocated to licence partners are recognised as other revenues in the Other segment. Additions to
PP&E, intangible assets and equity accounted investments in the E&P and MMP segments include the period’s allocated lease costs
related to activity being capitalised with a corresponding negative addition in the Other segment.

The line item Additions to PP&E,
intangibles and equity accounted investments excludes movements related to changes in asset retirement obligations.
First quarter 2022
E&P
Norway
E&P
International
E&P

USA MMP REN Other Eliminations Total (in USD million)
Revenues third party, other revenue and
other income 179 61 78 35,818 90 69 0 36,294
Revenues inter-segment 18,245 1,324 1,191 89 0 1 (20,849) 0
Net income/(loss) from equity accounted
investments 0 67 0 3 29 0 0 99
Total revenues and other income

18,424 1,452 1,269 35,909 119 70 (20,849) 36,393
Purchases [net of inventory variation] 0 27 0 (34,289) 0 0 20,752 (13,510)
Operating, selling, general and
administrative expenses (838) (399) (220) (1,059) (41) 99 188 (2,271)
Depreciation, amortisation and net
impairment losses (546) (1,365) 212 (78) (1) (240) 0 (2,017)
Exploration expenses (106) (81) (16) 0 0 0 0 (203)
Total operating expenses (1,490) (1,818) (24) (35,427) (41) (141) 20,940 (18,001)
Net operating income/(loss) 16,934 (366) 1,245 483 77 (71) 90 18,392
Additions to PP&E, intangibles and equity
accounted investments 1,132 478 126 51 43 358 (0) 2,188
Balance sheet information
Equity accounted investments

3 458 0 115 1,086 47 (0) 1,710
Non-current segment assets

35,197 14,986 11,591 2,852 163 3,411 0 68,200
Non-current assets not allocated to
segments

13,432
Total non-current assets

83,342

Equinor first quarter 2022

Fourth quarter 2021
E&P
Norway
E&P
International
E&P

USA MMP REN Other Eliminations Total (in USD million)
Revenues third party, other revenue and
other income 130 359 78 31,736 4 163 0 32,470
Revenues inter-segment 17,539 1,280 1,224 72 (0) 1 (20,116) (0)
Net income/(loss) from equity accounted
investments 0 111 0 3 17 6 0 138
Total revenues and other income

17,669 1,750 1,302 31,811 21 170 (20,116) 32,608
Purchases [net of inventory variation] (0) (37) 0 (30,959) (0) (0) 19,452 (11,543)
Operating, selling, general and
administrative expenses (1,020) (410) (232) (1,106) (58) (2) 324 (2,504)
Depreciation, amortisation and net
impairment losses (1,722) (2,262) (486) (74) (1) (233) 0 (4,777)
Exploration expenses (69) (102) (34) 0 0 0 0 (206)
Total operating expenses (2,812) (2,811) (752) (32,138) (59) (235) 19,776 (19,030)
Net operating income/(loss) 14,858 (1,060) 550 (327) (38) (65) (340) 13,578
Additions to PP&E, intangibles and equity
accounted investments 1,303 559 179 75 96 30 (0) 2,243

Equinor first quarter 2022

First quarter 2021
E&P
Norway
E&P
International
E&P

USA MMP REN Other Eliminations Total (in USD million)
Revenues third party, other revenue and
other income 28 221 121 15,697 1,382 111 0 17,559
Revenues inter-segment 5,755 805 872 84 0 1 (7,517) 0
Net income/(loss) from equity accounted
investments 0 23 0 8 (1) 0 0 30
Total revenues and other income

5,783 1,049 993 15,789 1,381 111 (7,517) 17,589
Purchases [net of inventory variation] 0 (29) (0) (14,176) 0 (0) 7,040 (7,166)
Operating, selling, general and
administrative expenses (794) (252) (335) (1,069) (40) 54 277 (2,160)
Depreciation, amortisation and net
impairment losses (1,570) (400) (436) (152) (0) (240) 0 (2,797)
Exploration expenses (70) (107) (70) 0 0 0 0 (247)
Total operating expenses (2,433) (788) (841) (15,397) (40) (187) 7,317 (12,369)
Net operating income/(loss) 3,350 261 152 392 1,341 (76) (200) 5,220
Additions to PP&E, intangibles and equity
accounted investments 1,308 396 157 38 128 (13) (0) 2,014
Balance sheet information
Equity accounted investments

3 1,154 0 91 1,097 30 (0) 2,374
Non-current segment assets

35,876 17,553 12,164 4,053 18 3,892 0 73,556
Non-current assets not allocated to
segments

12,586
Total non-current assets

88,516
In the first quarter of 2022 Equinor recognised net impairment reversal of USD 266 million of which USD

832 million was impairment
of equity accounted investments and USD 46 million was impairment of acquisition cost and signature bonuses classified as
exploration expenses. The line-item Exploration expenses in the Consolidated statement of income also includes impairment of
capitalised exploration well cost. For information regarding impairment of capitalised exploration well cost, see note 6 Property, plant
and equipment and intangible assets.
In the E&P Norway segment the impairment reversal were USD 817 million mainly caused by increased short term commodity prices
and changed gas export strategy.
In the E&P International segment the impairments of USD 1,083 million were related to Equinor’s decision to exit Russia. See note 3
Acquisitions and disposals.

Equinor first quarter 2022

In the E&P USA segment the net impairment reversal was USD 532 million in the E&P

USA – offshore Gulf of Mexico. The impairment
reversals were mainly caused by increased short term commodity prices.
For information on group impairment losses and reversals, see note 6 Property, plant and equipment and intangible assets.

Equinor first quarter 2022

Non-current assets by country
At 31 March At 31 December At 31 March
(in USD million) 2022 2021 2021
Norway 40,244 40,564 42,280
USA 12,564 12,323 13,047
Brazil 8,890 8,751 8,359
UK 2,022 2,096 4,331
Azerbaijan 1,633 1,654 1,692
Canada 1,385 1,403 1,480
Angola 954 948 942
Algeria 678 708 794
Denmark 522 536 918
Argentina 512 474 420
Other 505 1,757 1,667
Total non-current assets
1)
69,910 71,213 75,930
1)

Excluding deferred tax assets, pension assets and non-current financial assets
Revenues from contracts with customers by geographical areas
When attributing the line item Revenues third party, other revenues and other income to the country of the legal entity executing the sale for the first quarter of 2022, Norway constitutes 86% and USA constitutes 10% of such revenues.

For the first quarter of 2021,
Norway and USA constituted 79% and 16% of such revenues,

respectively.
Revenues from contracts with customers and other revenues
Quarters Full year
(in USD million) Q1 2022 Q4 2021 Q1 2021 2021
Crude oil 15,034 10,784 8,714 38,307
Natural gas 15,538 15,199 3,298 28,050

- European gas
14,350 13,990 2,661 24,900

- North American gas
621 611 422 1,783

- Other incl. Liquefied natural gas
567 598 216 1,368
Refined products 2,904 3,507 2,373 11,473
Natural gas liquids 2,576 2,675 1,910 8,490
Transportation 282 239 256 921
Other sales 1,117 425 112 1,006
Revenues from contracts with customers 37,451 32,828 16,664 88,247
Taxes paid in-kind 105 105 78 345
Physically settled commodity derivatives (1,348) (1,453) (159) (1,075)
Gain/(loss) on commodity derivatives (220) 584 (523) 951
Other revenues 61 61 69 276
Total other revenues (1,401) (703) (536) 497
Revenues 36,050 32,125 16,129 88,744

Equinor first quarter 2022

3 Acquisitions and disposals

Disposals
10% of Dogger Bank C
On 10 February 2022, Equinor closed the transaction with Eni to sell a 10% equity interest in the Dogger Bank C project in the UK for
a total consideration of GBP 68 million (USD 91 million), resulting in a gain of GBP 65 million

(USD 87 million).

After closing, the new
overall shareholdings in Dogger Bank C are SSE Renewables (40%), Equinor (40%), and Eni

(20%). Equinor will continue to equity
account for the remaining investment as a joint venture. The gain is presented in the line item Other income in the Consolidated
statement of income in the REN segment.
Held for sale
Equinor Energy Ireland Limited
In the fourth quarter of 2021, Equinor entered into an agreement with Vermilion Energy Inc (Vermilion) to sell Equinor’s non-operated equity position in the Corrib gas project in Ireland. The transaction covers a sale of 100% of the shares in Equinor Energy Ireland
Limited (EEIL). EEIL owns 36.5% of the Corrib field alongside the operator Vermilion (20%) and Nephin Energy (43.5%). Equinor

and
Vermilion have agreed a consideration of USD 434 million before closing adjustments and contingent consideration linked to 2022 production level and gas prices. The effective date for the transaction is 1 January 2022. Closing is expected during 2022.
Exit Russia
Equinor has certain investments in Russia. Following Russia’s invasion of Ukraine, Equinor has announced that it has decided to stop
new investments in Russia and start the process of exiting Equinor’s joint arrangements. Based on this decision, Equinor has
evaluated its assets in Russia and recognised net impairments of USD 1,083 million in the first quarter, of which USD 251 million is
related to property, plant and equipment and intangible assets and USD 832 million is related to investments accounted for using the equity method. The impairments are net of contingent consideration from the time of acquiring the assets. The impairments are
recognised in the line items Depreciation, amortisation and net impairment losses and Exploration expenses in the Consolidated
statement of income based on the nature of the impaired assets and are reflected in the E&P International segment.
Equinor has stopped trading in Russian oil. This means that Equinor will not enter into any new trades or engage in new transport of
oil and oil products from Russia. Equinor has assessed the accounting impact of certain commitments arising from such contracts
entered into prior to the invasion and deem the impact to be immaterial.
4 Financial items

Quarters Full year
(in USD million)
Q1 2022 Q4 2021 Q1 2021 2021
Net foreign currency exchange gains/(losses) (284) (68) 70 47
Interest income and other financial items 114 37 45 152
Gains/(losses) on financial investments (134) (16) (150) (348)
Gains/(losses) other derivative financial instruments

(599) (96) (360) (708)
Interest and other finance expenses (266) (299) (312) (1,223)
Net financial items (1,169) (443) (707) (2,080)
Equinor has a US Commercial paper programme available with a limit of USD 5 billion. USD

1,305 million has been utilised as of 31
March 2022, compared to USD 2,600 million utilised as of 31 December 2021.

Equinor first quarter 2022

5 Income taxes
Quarters Full year
(in USD million)
Q1 2022 Q4 2021 Q1 2021 2021
Income/(loss) before tax 17,223 13,135 4,513 31,583
Income tax (12,509) (9,765) (2,659) (23,007)
Effective tax rate 72.6% 74.3% 58.9% 72.8%
The tax rate for the first quarter of 2022 was primarily influenced by high share of operating income from the Norwegian continental
shelf and losses including impairments recognised in countries with lower effective tax rates, partially offset by positive income in countries with unrecognised deferred tax assets. The tax rate is also influenced by currency effects in entities that are taxable in other
currencies than the functional currency.
The tax rate for the first quarter of 2021 was primarily influenced by positive operating income in countries with unrecognised deferred
tax assets.
6 Property, plant and equipment and intangible assets
(in USD million)
Property, plant and
equipment
Intangible
assets
Carrying amount at 31 December 2021 62,075 6,452
Additions

571 79
Transfers

731 (731)
Disposals and reclassifications

0 (1)
Transferred to assets classified as held for sale 6 0
Expensed exploration expenditures and net impairment

losses
- (73)
Depreciation, amortisation and net impairment losses (1,180) (6)
Foreign currency translation effects 272 3
Carrying amount at 31 March 2022 62,475 5,725
Net impairments/(reversal) of impairments
For information on impairment losses and reversals per reporting segment, see note 2 Segments and note 3 Acquisitions and
disposals.
First quarter
Property, plant and
equipment Intangible assets

Total
(in USD million) 2022 2021 2022 2021 2022 2021
Producing and development assets (1,144) 410 0 12 (1,144) 423
Goodwill - - 0 1 0 1
Acquisition costs related to oil and gas prospects - - 46 4 46 4
Total net impairment loss/(reversal) recognised (1,144) 410 46 18 (1,098) 428
The net impairments have been recognised in the Consolidated statement of income as Depreciation,

amortisation and net
impairment losses and Exploration expenses based on the impaired assets’ nature of property, plant and equipment and intangible assets, respectively.

Equinor first quarter 2022

The recoverable amounts in the first quarter of 2022 were based on value in use except for the Russian assets, see note 3
Acquisitions and disposals.

Value in use estimates and discounted cash flows used to determine the recoverable amount of assets tested for impairment are based on internal forecasts on costs, production profiles and commodity prices.

7 Provisions, commitments, contingent liabilities and contingent assets
Asset retirement obligation
Equinor's estimated asset retirement obligations (ARO) have decreased by USD 1,407 million to USD

16,010 million compared to
year-end 2021, mainly due to increased discount rates. Changes in ARO are reflected within

Property, plant and equipment and
Provisions and other liabilities in the Consolidated balance sheet.
Litigation and claims
During the normal course of its business, Equinor is involved in legal and other proceedings,

and several unresolved claims are
currently outstanding. The ultimate liability or asset in respect of such litigation and claims cannot be determined at this time. Equinor
has provided in its Condensed interim financial statements for probable liabilities related to litigation and claims based on the
company's best judgement. Equinor does not expect that its financial position, results of operations or cash flows will be materially
affected by the resolution of these legal proceedings.
8 Capital distribution
In February 2022, Equinor launched the first tranche of USD 1 billion of the share buy-back programme for 2022, totaling up to USD 5
billion. For the first tranche Equinor entered into an irrevocable agreement with a third party for up to USD 330 million of shares to be
purchased in the market, while up to USD 670 million of shares from the Norwegian State will in accordance with an agreement with
the Ministry of Petroleum and Energy be redeemed at the annual general meeting in May 2022 in order for the Norwegian State to
maintain its ownership percentage in Equinor. As of 31 March 2022, the USD 330 million order has been acquired in the open market and the full amount has been settled.

On 3 May 2022, the board of directors resolved to declare a cash dividend for the first quarter of 2022 of USD

0.20 per share and an
extraordinary cash dividend of USD 0.20 per share. The Equinor shares will be traded ex-dividend

11 August 2022 on the Oslo Børs
and for ADR holders on the New York Stock Exchange. Record date will be 12 August 2022 and payment date will be 26 August
2022.
On 3 May 2022, the board of directors resolved the commencement of the second tranche of the share buy-back programme for 2022
of a total of around USD 1.33 billion, including shares to be redeemed from the Norwegian

State (subject to annual general meeting
approval). The second tranche will end no later than 26 July 2022.
9 Subsequent events
As part of the ongoing management of Equinor’s portfolio on the Norwegian

Continental Shelf (NCS), Equinor has minor interests that
have met the requirements for held for sale after the reporting period. During the period from the end of March and up to the date
when these financial statements were authorised for issue, the uncertainty related to an ongoing process of divesting these interests
through a sales transaction has been significantly reduced. The interests are included in the

E&P Norway segment.

Equinor first quarter 2022

Supplementary disclosures
Operational data
Quarters Change
Operational data
Q1 2022 Q4 2021 Q1 2021 Q1 on Q1
Prices
Average Brent oil price (USD/bbl) 101.4 79.7 60.9 67%
E&P Norway average liquids price (USD/bbl) 100.3 77.7 57.3 75%
E&P International average liquids price (USD/bbl) 96.3 76.1 58.6 64%
E&P USA average liquids price (USD/bbl) 82.5 67.5 50.5 63%
Group average liquids price (USD/bbl) [1] 97.1 75.9 56.4 72%
Group average liquids price (NOK/bbl) [1] 859 663 480 79%
E&P Norway average internal gas price (USD/mmbtu)

[9]
29.77 28.52 5.46 >100%
E&P USA average internal gas price (USD/mmbtu)

[9]
4.18 4.84 2.28 83%
Average invoiced gas prices - Europe (USD/mmbtu) [8] 29.60 28.76 6.65 >100%
Average invoiced gas prices - North America (USD/mmbtu)

[8]
4.62 4.97 2.71 70%
Refining reference margin (USD/bbl) [2] 5.8 6.0 1.5 >100%
Entitlement production (mboe per day)
E&P Norway entitlement liquids production 638 656 662 (4%)
E&P International entitlement liquids production 201 200 212 (5%)
E&P USA entitlement liquids production 114 127 150 (24%)
Group entitlement liquids production 953 983 1,024 (7%)
E&P Norway entitlement gas production 798 813 723 10%
E&P International entitlement gas production 37 38 55 (33%)
E&P USA entitlement gas production 170 179 212 (20%)
Group entitlement gas production 1,005 1,029 990 2%
Total entitlement liquids and gas production [3] 1,958 2,012 2,014 (3%)
Equity production (mboe per day)
E&P Norway equity liquids production 638 656 662 (4%)
E&P International equity liquids production 287 283 299 (4%)
E&P USA equity liquids production 127 137 169 (25%)
Group equity liquids production 1,051 1,076 1,130 (7%)
E&P Norway equity gas production 798 813 723 10%

Equinor first quarter 2022

E&P International equity gas production 54 56 61 (12%)
E&P USA equity gas production 203 213 254 (20%)
Group equity gas production 1,055 1,082 1,037 2%
Total equity liquids and gas production [4] 2,106 2,158 2,168 (3%)
REN power generation
Power generation (GWh) Equinor share 511 526 451 13%
Exchange rates
Quarters Change
Exchange rates
Q1 2022 Q4 2021 Q1 2021 Q1 on Q1
NOK/USD average daily exchange rate 0.1130 0.1146 0.1174 (4%)
NOK/USD period-end exchange rate 0.1143 0.1134 0.1173 (3%)
USD/NOK average daily exchange rate 8.8483 8.7245 8.5146 4%
USD/NOK period-end exchange rate 8.7479 8.8194 8.5249 3%
EUR/USD average daily exchange rate 1.1216 1.1433 1.2048 (7%)
EUR/USD period-end exchange rate 1.1101 1.1326 1.1725 (5%)

Equinor first quarter 2022

Health, safety and the environment
Twelve months
average per Full year
Health, safety and the environment Q1 2022 2021
Total recordable injury frequency (TRIF) 2.4 2.4
Serious Incident Frequency (SIF) 0.5 0.4
Oil and gas leakages (number of)
1)
9 12
First quarter Full year
Climate 2022 2021
Upstream CO2 intensity (kg CO2/boe)
2)
6.7 7.0
1)

Number of leakages with rate above 0.1 kg/second during the past 12 months.
2)

Total scope 1 emissions of CO2 (kg CO2) from exploration and production, divided by total production (boe).

Equinor first quarter 2022

Reconciliation of net operating income/(loss) to adjusted

earnings

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income/(loss) subtotal.
Items impacting net operating income/(loss)
in the first quarter of 2022
Equinor
group
Exploration
&
Production
Norway
Exploration
&
Production
International
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing Renewables Other (in USD million)
Net operating income/(loss) 18,392 16,934 (366) 1,245 483 77 19
Total revenues and other income 319 209 400 - (202) (87) (1)
Changes in fair value of derivatives 205 (154) 314 - 45 - -
Periodisation of inventory hedging effect (247) - - - (247) - -
Over-/underlift 449 363 86 - - - -
Gain/loss on sale of assets (88) - - - - (87) (1)
Purchases [net of inventory variation] (272) - - - (181) - (90)
Operational storage effects (181) - - - (181) - -
Eliminations (90) - - - - - (90)
Operating and administrative expenses

(179) (68) (33) (0) (78) - -
Over-/underlift (101) (68) (33) - - - -
Provisions (78) - - - (78) - -
Depreciation, amortisation and net
impairment losses
(315) (821) 1,039 (533) - - -
Impairment 1,039 - 1,039 - - - -
Reversal of Impairment (1,354) (821) - (533) - - -
Exploration expenses 46 4 41 1 - - -
Impairment 46 4 41 1 - - -
Sum of adjustments to net operating
income/(loss)
(401) (676) 1,447 (532) (461) (87) (91)
Adjusted earnings/(loss) [5] 17,991 16,258 1,081 713 22 (10) (72)
Tax on adjusted earnings (12,812) (12,602) (234) (13) 6 3 29
Adjusted earnings/(loss) after tax [5] 5,179 3,656 846 700 27 (7) (43)

Equinor first quarter 2022

Items impacting net operating income/(loss)
in the first quarter of 2021
Equinor
group
Exploration &
Production
Norway
Exploration &
Production
International
Exploration &
Production
USA
Marketing,
Midstream &
Processing Renewables Other (in USD million)
Net operating income/(loss) 5,220 3,350 261 152 392 1,341 (276)
Total revenues and other income (1,645) (143) 149 - (271) (1,379) -
Changes in fair value of derivatives 16 - - - 16 - -
Periodisation of inventory hedging effect (287) - - - (287) - -
Impairment from associated companies 3 - - - - 3 -
Over-/underlift 6 (143) 149 - - - -
Gain/loss on sale of assets (1,382) - - - - (1,382) -
Purchases [net of inventory variation] 95 - - - (105) - 200
Operational storage effects (105) - - - (105) - -
Eliminations 200 - - - - - 200
Operating and administrative expenses

(14) 80 (82) - (11) - -
Over-/underlift (5) 78 (82) - - - -
Other adjustments 2 2 - - - - -
Provisions (11) - - - (11) - -
Depreciation, amortisation and net
impairment losses
411 276 50 28 57 - -
Impairment 411 276 50 28 57 - -
Exploration expenses 17 - 4 12 - - -
Impairment 17 - 4 12 - - -
Sum of adjustments to net operating
income/(loss)
(1,135) 213 121 40 (330) (1,379) 200
Adjusted earnings/(loss) [5] 4,085 3,563 382 192 61 (38) (76)
Tax on adjusted earnings (2,796) (2,586) (206) (0) (31) 4 23
Adjusted earnings/(loss) after tax [5] 1,289 977 176 192 30 (34) (53)

Equinor first quarter 2022

Items impacting net operating income/(loss)
in the fourth quarter of 2021
Equinor
group
Exploration
&
Production
Norway
Exploration
&
Production
International
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing Renewables Other (in USD million)
Net operating income/(loss) 13,578 14,858 (1,060) 550 (327) (38) (405)
Total revenues and other income (772) (80) (50) - (640) (0) (1)
Changes in fair value of derivatives (173) (81) 36 - (128) - -
Periodisation of inventory hedging effect (346) - - - (346) - -
Impairment from associated companies (0) - - - - (0) -
Over-/underlift (85) 1 (86) - - - -
Gain/loss on sale of assets (168) - 0 - (167) - (1)
Purchases [net of inventory variation] 342 - - - 2 - 340
Operational storage effects 2 - - - 2 - -
Eliminations 340 - - - - - 340
Operating and administrative expenses

39 35 21 4 (33) - 12
Over-/underlift 52 31 21 - - - -
Other adjustments (21) 4 - - (25) - -
Gain/loss on sale of assets 16 - - 4 - - 12
Provisions (8) - - - (8) - -
Depreciation, amortisation and net
impairment losses
1,798 - 1,777 29 (9) - (0)
Impairment 1,798 - 1,777 29 (9) - (0)
Exploration expenses 4 - 0 4 - - -
Impairment 4 - 0 4 - - -
Sum of adjustments to net operating
income/(loss)
1,411 (45) 1,749 37 (680) (0) 350
Adjusted earnings/(loss) [5] 14,989 14,813 688 587 (1,007) (38) (54)
Tax on adjusted earnings (10,592) (11,315) (180) (14) 911 8 (2)
Adjusted earnings/(loss) after tax [5] 4,397 3,498 508 574 (96) (30) (57)

Equinor first quarter 2022

Adjusted earnings after tax by reporting segment
Quarters
Q1 2022 Q4 2021 Q1 2021
(in USD million)
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
E&P Norway 16,258 (12,602) 3,656 14,813 (11,315) 3,498 3,563 (2,586) 977
E&P International 1,081 (234) 846 688 (180) 508 382 (206) 176
E&P USA 713 (13) 700 587 (14) 574 192 (0) 192
MMP 22 6 27 (1,007) 911 (96) 61 (31) 30
REN (10) 3 (7) (38) 8 (30) (38) 4 (34)
Other (72) 29 (43) (54) (2) (57) (76) 23 (53)
Total Equinor consolidation 17,991 (12,812) 5,179 14,989 (10,592) 4,397 4,085 (2,796) 1,289
Effective tax rates on adjusted
earnings 71.2% 70.7% 68.4%
Reconciliation of adjusted earnings after tax to net income

Reconciliation of adjusted earnings after tax to net income

Quarters
(in USD million)
Q1 2022 Q4 2021 Q1 2021
Net operating income/(loss) A 18,392 13,578 5,220
Income tax less tax on net financial items B 12,572 10,033 2,863
Net operating income after tax C = A-B 5,820 3,545 2,358
Items impacting net operating income
1)
D (401) 1,411 (1,135)
Tax on items impacting net operating income E 239 559 (67)
Adjusted earnings after tax [5] F = C+D-E 5,179 4,397 1,289
Net financial items G (1,169) (443) (707)
Tax on net financial items H 64 267 204
Net income/(loss) I = C+G+H 4,714 3,370 1,854
1) Represents the total adjustments to net operating

income made to arrive at adjusted earnings

(i.e., adjusted purchases, adjusted operating

Equinor first quarter 2022

and administrative expenses, adjusted depreciation,

amortisation and impairment expenses and adjusted

exploration expenses, each of which
are presented and reconciled to the relevant

related IFRS figure for the periods

presented in this report).

Equinor first quarter 2022

Adjusted earnings MMP break down
Adjusted earnings break down Quarters Change
(in USD million) Q1 2022 Q4 2021 Q1 2021 Q1 on Q1
Natural Gas Europe (383) (1,274) (30) >(100%)
Natural Gas US 123 (31) 2 >100%
Liquids 235 (15) 156 51%
Other 46 313 (66) N/A
Adjusted earnings MMP 22 (1,007) 61 (65%)
Adjusted exploration expenses
Adjusted exploration expenses Quarters Change
(in USD million) Q1 2022 Q4 2021 Q1 2021 Q1 on Q1
E&P Norway exploration expenditures 127 114 114 11%
E&P International exploration expenditures 44 97 133 (67%)
E&P USA exploration expenditures 51 59 17 >100%
Group exploration expenditures 222 269 264 (16%)
1)
Expensed, previously capitalised exploration expenditures 26 (2) 47 (44%)
Capitalised share of current period's exploration

activity
(91) (65) (81) 13%
Impairment (reversal of impairment) 46 4 17 >100%
Exploration expenses according to IFRS 203 206 247 (18%)
Items impacting net operating income/(loss)
2)
(46) (4) (17) >100%
Adjusted exploration expenses 157 202 230 (32%)
1) Activity on 15 wells in the first quarter

of 2022 where 11 were completed, compared to activity on 16

wells in the first quarter of 2021
where 5 were completed.

2) For items impacting net operating income/(loss),

see Reconciliation of net operating income/(loss)

to adjusted earnings in the
Supplementary disclosures.

Equinor first quarter 2022

Calculation of capital employed and net debt to capital employed ratio
The table below reconciles the net interest-bearing debt adjusted, the capital employed, the net debt to capital employed ratio
adjusted including lease liabilities and the net debt to capital employed adjusted ratio with the most directly comparable financial
measure or measures calculated in accordance with IFRS.
Calculation of capital employed and net debt to capital

employed ratio
At 31
March
At 31
December
At 31 March
(in USD million) 2022 2021 2021
Shareholders' equity 43,233 39,010 35,764
Non-controlling interests 19 14 18
Total equity

A 43,251 39,024 35,782
Current finance debt and lease liabilities 6,649 6,386 3,915
Non-current finance debt and lease liabilities 27,493 29,854 30,997
Gross interest-bearing debt B 34,142 36,239 34,913
Cash and cash equivalents 20,882 14,126 8,992
Current financial investments 23,689 21,246 10,922
Cash and cash equivalents and financial investment

C 44,571 35,372 19,914
Net interest-bearing debt [10] B1 = B-C (10,429) 867 14,998
Other interest-bearing elements

1)
4,152 2,369 773
Normalisation for cash-build up before tax payment

(50% of Tax Payment)

2)
2,087 - 39
Net interest-bearing debt adjusted normalised for

tax payment, including lease liabilities
[5] B2 (4,190) 3,236 15,811
Lease liabilities 3,677 3,562 4,137
Net interest-bearing debt adjusted [5] B3 (7,867) (326) 11,674
Calculation of capital employed [5]
Capital employed A+B1 32,823 39,891 50,781

Equinor first quarter 2022

Capital employed adjusted, including lease liabilities A+B2 39,062 42,259 51,593
Capital employed adjusted A+B3 35,384 38,697 47,456
Calculated net debt to capital employed [5]
Net debt to capital employed (B1)/(A+B1) (31.8%) 2.2% 29.5%
Net debt to capital employed adjusted, including

lease liabilities
(B2)/(A+B2) (10.7%) 7.7% 30.6%
Net debt to capital employed adjusted (B3)/(A+B3) (22.2%) -0.8% 24.6%
1)

Cash and cash equivalents adjustments regarding

collateral deposits classified as cash and cash equivalents

in the Consolidated
balance sheet but considered as non-cash in the non-GAAP

calculations as well as financial investments in

Equinor Insurance AS
classified as current financial investments.
2)

Adjustment to net interest-bearing debt for cash

build-up in the first quarter and the third

quarter before tax payment on 1 April and

1 October. This is to exclude 50% of the cash build-up to have a more even allocation of tax payments

between the four quarters and
hence a more representative net interest-bearing

debt.

Equinor first quarter 2022

USE AND RECONCILIATION

OF NON-GAAP FINANCIAL
MEASURES
Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts or certain accounting items
that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e., IFRS).
Management considers adjusted earnings and adjusted earnings after tax together with other non-GAAP financial measures as
defined below, to provide a better indication of the underlying operational and financial performance in the period (excluding financing), and therefore better facilitate comparisons between periods.
The following financial measures may be considered non-GAAP financial measures:
●
Adjusted earnings

are based on net operating income/(loss) and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not be well correlated to Equinor’s underlying operational
performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to
Equinor’s IFRS measures, which provides an indication of Equinor’s underlying operational performance in the period and
facilitates an alternative understanding of operational trends between the periods. Adjusted earnings include adjusted revenues
and other income, adjusted purchases, adjusted operating expenses and selling, general and administrative expenses, adjusted
depreciation expenses and adjusted exploration expenses.
●
Adjusted earnings after tax

– equals the sum of net operating income/(loss) less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. Adjusted earnings after tax excludes net financial items
and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included
in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax
rate). In addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from adjusted
earnings after tax. Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its
operational performance excluding the impact of financing, to be a supplemental measure to Equinor’s net income. Certain net
USD denominated financial positions are held by group companies that have a USD functional currency that is different from the
currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring
net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from
translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax
rate may be significantly higher or lower than the statutory tax rate for any given period. Adjusted taxes included in adjusted
earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the
period.
Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating
income/(loss) and net income/(loss), which are the most directly comparable IFRS measures. There are material limitations
associated with the use of adjusted earnings and adjusted earnings after tax compared with the

IFRS measures as such non-GAAP
measures do not include all the items of revenues/gains or expenses/losses of Equinor that are needed to evaluate its profitability on
an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments
in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre-and post-tax
impacts of net financial items. Equinor reflects such underlying development in our operations by eliminating the effects of certain
items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. These measures should therefore not be used in isolation.
●
Capital employed adjusted –
this measure is defined as Equinor's total equity (including non-controlling interests) and net
interest-bearing debt adjusted.
●
Net interest-bearing debt adjusted

– this measure is defined as Equinor's interest bearing financial liabilities less cash and cash
equivalents and current financial investments, adjusted for collateral deposits and balances held by Equinor's captive insurance
company and balances related to the SDFI.
●
Net debt to capital employed , Net debt to capital employed adjusted, including lease liabilities and

Net debt to capital
employed ratio adjusted – Following implementation of IFRS 16 Equinor presents a “net debt to capital employed adjusted”
excluding lease liabilities from the gross interest-bearing debt. Comparable numbers are presented in the table Calculation of
capital employed and net debt to capital employed ratio in the report include Finance lease according to IAS17, adjusted for
marketing instruction agreement.
●
Organic capital expenditures – Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in note 2 Segments to the Condensed interim financial statements, amounted to USD

2.2 billion in the first quarter of
2022. Organic capital expenditures are capital expenditures excluding acquisitions, recognised lease assets (RoU assets) and
other investments with significant different cash flow pattern. In the first quarter of 2022, a total of USD 0.4 billion is excluded in
the organic capital expenditures. Forward-looking organic capital expenditures included in this report are not reconcilable to its
most directly comparable IFRS measure without unreasonable efforts, because the amounts excluded from such IFRS measure to
determine organic capital expenditures cannot be predicted with reasonable certainty.

Equinor first quarter 2022

●
Gross capital expenditures

– Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments
in the financial statements, including Equinor’s proportionate share of capital expenditures in equity accounted investments not
included in additions to equity accounted investments. Forward-looking gross capital expenditures included in this report are not
reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the amounts excluded from
such IFRS measure to determine gross capital expenditures cannot be predicted with reasonable certainty.
●
Free cash flow for the first quarter of 2022

includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items (USD 20.1 billion), taxes paid (negative USD 4.3
billion), capital expenditures and investments (negative USD 2.2 billion), (increase)/decrease in other items interest-bearing (USD
0.0 billion), proceeds from sale of assets and businesses (USD 0.1 billion), dividend paid (negative USD 0.6 billion) and share
buy-back (negative USD 0.4 billion), resulting in a free cash flow of USD 12.7 billion in the first quarter of 2022.
Adjusted earnings adjust for the following items:
●
Changes in fair value of derivatives:

Certain gas contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives, required to be carried at fair value. Also, certain transactions related to historical divestments include
contingent consideration, are carried at fair value. The accounting impacts of changes in fair value of the aforementioned are
excluded from adjusted earnings. In addition, adjustments are also made for changes in the unrealised fair value of derivatives
related to some natural gas trading contracts. Due to the nature of these gas sales contracts, these are classified as financial
derivatives to be measured at fair value at the balance sheet date. Unrealised gains and losses on these contracts reflect the
value of the difference between current market gas prices and the actual prices to be realised under the gas sales contracts. Only
realised gains and losses on these contracts are reflected in adjusted earnings. This presentation best reflects the underlying
performance of the business as it replaces the effect of temporary timing differences associated with the re-measurements of the derivatives to fair value at the balance sheet date with actual realised gains and losses for the period.
●
Periodisation of inventory hedging effect: Commercial storage is hedged in the derivatives market and is accounted for using the lower of cost or market price. If market prices increase above cost price, the inventory will not reflect this increase in value.
There will be a loss on the derivative hedging the inventory since the derivatives always reflect changes in the market price. An
adjustment is made to reflect the unrealised market increase of the commercial storage. As a result, loss on derivatives is
matched by a similar adjustment for the exposure being managed. If market prices decrease below cost price, the write-down of
the inventory and the derivative effect in the IFRS income statement will offset each other and no adjustment is made.
●
Over/underlift
: Over/underlift is accounted for using the sales method and therefore revenues were reflected in the period the
product was sold rather than in the period it was produced. The over/underlift position depended on several factors related to our
lifting programme and the way it corresponded to our entitlement share of production. The effect on income for the period is
therefore adjusted, to show estimated revenues and associated costs based upon the production for the period to reflect
operational performance and comparability with peers.

●
The operational storage
is not hedged and is not part of the trading portfolio. Cost of goods sold is measured based on the
FIFO (first-in, first-out) method, and includes realised gains or losses that arise due to changes in market prices. These gains or
losses will fluctuate from one period to another and are not considered part of the underlying operations for the period.
●
Impairment and reversal of impairment are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired, or the impairment is reversed. Impairment and reversal of
impairment can impact both the exploration expenses and the depreciation, amortisation and impairment line items.
●
Gain or loss from sales of assets
is eliminated from the measure since the gain or loss does not give an indication of future
performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is
acquired until it is sold.
●
Eliminations (Internal unrealised profit on inventories) : Volumes derived from equity oil inventory will vary depending on several factors and inventory strategies, i.e.,

level of crude oil in inventory, equity oil used in the refining process and level of in-
transit cargoes. Internal profit related to volumes sold between entities within the group, and still in inventory at period end, is
eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from
one period to another due to inventory strategies and consequently impact net operating income/(loss). Write-down to production
cost is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity
volumes is excluded in adjusted earnings.
●
Other items of income and expense are adjusted when the impacts on income in the period are not reflective of Equinor’s underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions, but they may
also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items are
carefully assessed and can include transactions such as provisions related to reorganisation,

early retirement, etc.
●
Change in accounting policy

are adjusted when the impacts on income in the period are unusual or infrequent,

and not
reflective of Equinor’s underlying operational performance in the reporting period.
For more information on our use of non-GAAP financial measures, see section 5.2 Use and reconciliation of non-GAAP financial
measures in Equinor's 2021 Annual Report and Form 20-F.

Equinor first quarter 2022

FORWARD

-LOOKING STATEMENTS
This report contains certain forward-looking statements that involve risks and uncertainties. In some cases,

we use words such as
"ambition", "continue", "could", "estimate", "intend", "expect", "believe", "likely", "may", "outlook",

"plan", "strategy", "will", "guidance",
"targets", and similar expressions to identify forward-looking statements. Forward-looking statements include all statements other than
statements of historical fact, including, among others, statements regarding Equinor's plans, intentions, aims,

ambitions and
expectations, including with respect to the Covid-19 pandemic, its impacts, consequences and risks and Equinor's response to it; the
decision to stop new investments into Russia and trading in Russian oil, and start the process of exiting Equinor’s Russian joint
ventures; the commitment to develop as a broad energy company; the ambition to be a leader in the energy transition and reduce net
group-wide greenhouse gas emissions by 50% by 2030; future financial performance, including cash flow and liquidity; accounting
policies; the ambition to grow cash flow and returns; plans to improve return on average capital employed (ROACE) and competitive
capital distribution; expectations regarding returns from Equinor’s oil and gas portfolio; plans to develop fields and increase gas exports; plans for renewables production capacity and investments in renewables; expectations regarding development of renewables
projects, CCUS and hydrogen businesses; market outlook and future economic projections and assumptions, including commodity
price assumptions; organic capital expenditures through 2025; estimates regarding production; the ambition to keep unit of production
cost in the top quartile of our peer group; scheduled maintenance activity and the effects thereof on equity production;

completion and
results of acquisitions and disposals; expected amount and timing of dividend payments and the implementation of our share buy-
back programme; and provisions and contingent liabilities. You should not place undue reliance on these forward-looking statements.
Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.
These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and
uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors
that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing, in particular in light of recent significant oil price volatility triggered, among other things, by the changing dynamic among OPEC+ members, the pressure on US shale oil companies from their
shareholders to use their higher cashflow to pay debt and dividends rather than increase drilling and production and the uncertainty
regarding demand created by the Covid-19 pandemic; Russia’s invasion of Ukraine and our subsequent decision to stop new
investments into Russia and start the process of exiting our Russian joint ventures; levels and calculations of reserves and material
differences from reserves estimates; natural disasters, adverse weather conditions, climate change, and other changes to business
conditions; regulatory stability and access to attractive renewable opportunities; unsuccessful drilling; operational problems, in
particular in light of quarantine rules, travel restrictions, manpower shortage, supply chain disruptions and social distancing
requirements triggered by the Covid-19 pandemic; health, safety and environmental risks; impact of the Covid-19 pandemic; the
effects of climate change; regulations on hydraulic fracturing; security breaches, including breaches of our digital infrastructure
(cybersecurity); ineffectiveness of crisis management systems; the actions of competitors; the development and use of new technology, particularly in the renewable energy sector; inability to meet strategic objectives; the difficulties involving transportation infrastructure; political and social stability and economic growth in relevant areas of the world; reputational damage; exercise of
ownership by the Norwegian state; an inability to attract and retain personnel; risks related to implementing a new corporate structure;
inadequate insurance coverage; changes or uncertainty in or non-compliance with laws and governmental regulations; the actions of
the Norwegian state as majority shareholder; failure to meet our ethical and social standards; the political and economic policies of
Norway and other oil-producing countries; non-compliance with international trade sanctions; the actions of field partners;

adverse
changes in tax regimes; exchange rate and interest rate fluctuations; factors relating to trading, supply and financial risk; general
economic conditions; and other factors discussed elsewhere in this report. Additional information, including information on factors that
may affect Equinor's business, is contained in Equinor's Annual Report on Form 20-F for the year ended December

31, 2021, filed
with the U.S. Securities and Exchange Commission (including section 2.13 Risk review - Risk factors thereof). Equinor's

2021 Annual
Report and Form 20-F is available at Equinor's website www.equinor.com.
Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our
future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Any forward-looking statement speaks
only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.
We use certain terms in this document, such as "resource" and "resources" that the SEC's rules prohibit us from including in our filings
with the SEC. U.S. investors are urged to closely consider the disclosures in our Form 20-F, SEC File No. 1-15200. This form is available on our website or by calling 1-800-SEC-0330 or logging on to www.sec.gov.

Equinor first quarter 2022

END NOTES
1.
The group's average liquids price

is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).
2.
The refining reference margin

is a typical gross margin and will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc
3.
Liquids volumes

include oil, condensate and NGL, exclusive of royalty oil.
4.
Equity volumes

represent produced volumes under a
production sharing agreement (PSA)

that correspond to Equinor’s
ownership share in a field. Entitlement volumes , on the other hand, represent Equinor’s share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil.
Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return
on investment to the partners and/or production from the licence. Consequently, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes,
whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.
5.
These are non-GAAP figures.

See Use and reconciliation of non-GAAP financial measures in the report for more details.
6.
Transactions with the Norwegian State.

The Norwegian State, represented by the Ministry of Trade, Industry and Fisheries, is
the majority shareholder of Equinor and it also holds major investments in other entities. This ownership structure means that
Equinor participates in transactions with many parties that are under a common ownership structure and therefore meet the
definition of a related party. Equinor purchases liquids and natural gas from the Norwegian State, represented by SDFI (the
State's Direct Financial Interest). In addition, Equinor sells the State's natural gas production in its own name, but for the
Norwegian State's account and risk, and related expenditures are refunded by the State.
7.
The production guidance reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange
Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates. The
growth percentage is based on historical production numbers, adjusted for portfolio measures.
8.
The group's average invoiced gas prices include volumes sold by the MMP segment.
9.
The internal transfer price

paid from the MMP segment to the E&P Norway and E&P USA segments.
10.
Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank
or similar institutions is not netted in the balance sheet and results in over-reporting of the debt stated in the balance sheet
compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are offset against receivables on the SDFI. Some interest-bearing elements are classified together with non-interest bearing elements and are therefore included when calculating the net interest-
bearing debt.
Signatures
Pursuant to the requirements of the Securities

Exchange Act of 1934, the registrant has duly

caused this report to be signed on its behalf

by
the undersigned, thereunto duly authorised.
EQUINOR ASA
(Registrant)
Dated: 4 May, 2022
By: ___/s/

Ulrica Fearn
Name: Ulrica Fearn
Title:

Chief Financial Officer